

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 12, 2018

Janelle D'Alvise
Chief Executive Officer
Acasti Pharma Inc.
545 Promenade du Centropolis, Suite 100
Laval, Quebec, Canada H7T 0A3

> **Re: Acasti Pharma Inc.**
> **Registration Statement on Form F-3**
> **Filed March 6, 2018**
> **File No. 333-223464**

Dear Ms. D'Alvise:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Christine Westbrook at (202) 551-5019 with any questions.

Division of Corporation Finance
Office of Healthcare & Insurance

cc: Jason Comerford, Esq.